UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its Charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
Telephone: +44 1224 568 200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.25% Series A Cumulative Redeemable Preferred Units
8.50% Series B Cumulative Redeemable Preferred Units
8.8750% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None (1)
_________________________
(1)     Effective January 6, 2023, Altera Infrastructure L.P. cancelled all outstanding 7.25% Series A Cumulative Redeemable Preferred Units, 8.50% Series B Cumulative Redeemable Preferred Units and 8.8750% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units pursuant to the Third Amended Joint Chapter 11 Plan of Reorganization of Altera Infrastructure L.P. and its Debtor Affiliates, as confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

ALTERA INFRASTRUCTURE L.P.

Date: January 9, 2023	By:	/s/ Mark Mitchell
Name: Mark Mitchell Title: Company Secretary